October 18, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	Firstplus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Response to comments filed October 14, 2005 by The FPFX
    Shareholder Value Committee
		File No. 1-13753

Dear Mr. Martin:

	We have reviewed your filing and have the following comments.
1. It has come to our attention that a member of The FPFX
Shareholder
Value Committee, Mr. Danford Martin, has sent messages via electronic mail to the security holders of Firstplus Financial Group under the name of "FPFX Steering Committee," without filing the messages as definitive additional soliciting materials. These communications appear to be soliciting materials relating to the current proxy solicitation and should have been filed on the date of first use as required by Rule 14a-12. File all such materials as soon as possible and provide us your analysis regarding your compliance with this rule. We may have further comments.
2. In connection with the FPFX Steering Committee, please tell us who are its members, the number of shares held by each member, what activities it is conducting, and the committee`s goals or purposes.
In addition, please provide us your analysis why the Steering Committee has not filed a Schedule 13D as a group and why the Steering Committee is not a part of your group.
	Please contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
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Danford L. Martin
The FPFX Shareholder Value Committee
October 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE